

Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Invest in artificial intelligence

Invest early in top private, pre-IPO companies including those leading the AI revolution.

Venture capital has been arguably the highest-performing asset class in the world for the past 25 years. It was also off-limits to 99.9% of investors[1]. **That's no longer true**.

With Fundrise, you can invest in emerging technologies like artificial intelligence and some of the world's most promising, high-growth tech companies *before* they go public.

Learn more at **fundrise.com/mail**



Total democratization

Fundrise is actively investing in some of the most prized private tech firms in the world, bringing access to investors of all sizes.

Our first-of-its-kind fund has already raised more than **$100 million** in just 12 months, thanks to:

- No accreditation required
- No carried interest or membership fees
- Early liquidity options
- Lowest investment minimum ever ($10)

TESTED AND TRUSTED

Fundrise is America's largest direct-access alternative asset manager, investing in a portfolio worth more than **$7 billion**[2] across real estate private equity, private credit, and venture capital, and serving more than **2 million people.**

GET IN EARLY

Get access to a portfolio of top private companies at **fundrise.com/mail**.

[1]Cambridge Associates "USVC Benchmark Book" [2]Total real estate value of projects invested in since inception of Rise Companies Corp sponsored real estate investment programs, as of 12/31/2022.



All images and returns and projections figures are shown for illustrative purposes, may assume additional investments over time, and are not actual Fundrise customer or model returns or projections. Fundrise.com/oc.



The future is now open for investment

Since you last invested with us, we've added a completely new asset class. **Introducing: venture capital by Fundrise**. Now you can invest early in some of the world's best tech companies—including those leading the AI revolution—before they go public. And in true Fundrise fashion, you can invest with our lowest venture minimum ever ($10), no accreditation requirement, and no membership or carried interest fees.

Switch your plan to Venture to start investing in this fund.

INVEST IN VENTURE

Learn more about the Innovation Fund on the offering page, or read up on recent activity from the fund's investor updates:

Vanta   Immuta   Inspectify   Jetty   Canva



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